UNITED STATES OF AMERICA
            BEFORE THE SECURITIES AND EXCHANGE COMMISSION

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                                               :
          In the Matter of                     :
                                               :
AMERICAN ELECTRIC POWER COMPANY, INC.          :   CERTIFICATE OF
          1 Riverside Plaza                    :    NOTIFICATION
        Columbus, Ohio 43215                   :    NO. 23
                                               :
             (70-8429)                         :
                                               :
(Public Utility Holding Company Act of 1935)   :
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      THIS IS TO CERTIFY THAT AMERICAN ELECTRIC POWER COMPANY, INC.
("American"), in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration herein and the Order of the Securities and Exchange Commission with respect thereto, dated December 22, 1994, HCAR No. 35-26200 (the "Order"), has carried out the transactions set forth below:

      1. AEP Resources, Inc. made capital contributions to AEP Delaware Investment Co. II as follows:

       7/31/00   $        74,438.55
       8/31/00   $       300,000.00
       8/31/00   $        22,748.10
       9/30/00   $           416.67
       9/30/00   $         7,500.00
      10/31/00   $       156,816.38
      11/30/00   $       225,000.00
      12/28/00   $       (15,000.00)
      12/29/00   $           758.52
       3/31/01   $       170,377.80
      Various    $       448,129.30

AEP Delaware Investment Company II is a Project Parent for Energia Azteca VIII S. de R.L. de C.V., a foreign utility company.

      2. AEP Resources, Inc. made capital contributions to AEP Resources International, Limited (AEPRIL) as follows:

       8/07/00   $        99,392.80
       9/07/00   $        46,921.80
      10/06/00   $       100,357.65
      12/25/00   $        53,764.00

AEPRIL is a Project Parent for Nanyang General Light Electric Co. Ltd., a foreign utility company.

      3. AEP Resources, Inc. made capital contributions to AEP Holdings I CV as follows:

       7/31/00   $       417,600.27
       8/28/00   $     1,683,000.00
       8/28/00   $       127,616.84
       9/30/00   $           416.67
       9/30/00   $        42,075.00
      10/29/00   $       879,739.86
      11/27/00   $       495,000.00
      11/28/00   $     1,262,250.00
      12/28/00   $       (84,150.00)
      12/31/00   $           758.52
       3/31/01   $       955,819.46
      Various    $     2,514,004.75

AEP Holdings I CV is a foreign utility company.

      4. AEP Resources, Inc. made capital contributions to AEP Delaware Investment Company as follows:

       7/27/00   $         4,218.18
       8/28/00   $        17,000.00
       8/28/00   $         1,289.06
       9/30/00   $            23.61
       9/30/00   $           425.00
      10/29/00   $         8,886.26
      11/27/00   $         5,000.00
      11/28/00   $        12,750.00
      12/28/00   $          (850.00)
      12/31/00   $            42.98
       3/31/01   $         9,654.74
      Various    $        25,393.95

AEP Delaware Investment Company II is a Project Parent for Energia Azteca VIII S. de R.L. de C.V., a foreign utility company.

      5.   American's total investments for the year-to-date is $(204,172,000).

      This Certificate of Notification is filed pursuant to the Commission's Order in this proceeding.


                AMERICAN ELECTRIC POWER COMPANY, INC.


                  By:_/s/ Thomas G. Berkemeyer_
                     Assistant Secretary

June 29, 2001